UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For August 20, 2003

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

3

1.

News Release issued by PrimeWest Energy Trust dated January 8, 2003 regarding a new appointee to the Board of Directors.  The news release is attached hereto as Exhibit A.

2.

News Release issued by PrimeWest Energy Trust dated January 8, 2003 regarding the first quarter distribution level.  The news release is attached hereto as Exhibit B.

3.

News Release issued by PrimeWest Energy Trust dated January 17, 2003 regarding the distribution declaration for February.  The news release is attached hereto as Exhibit C.

4.

News Release issued by PrimeWest Energy Trust dated January 23, 2003 regarding the closing of a previously announced acquisition.  The news release is attached hereto as Exhibit D.

5.

News Release issued by PrimeWest Energy Trust dated January 23, 2003 regarding a bought deal financing.  The news release is attached hereto as Exhibit E.

6.

News Release issued by PrimeWest Energy Trust dated February 4, 2003 regarding the exercise of the greenshoe by the underwriters of a previously announced financing.  The news release is attached hereto as Exhibit F.

7.

News Release issued by PrimeWest Energy Trust dated February 12, 2003 regarding the distribution declaration for March.  The news release is attached hereto as Exhibit G.

8.

News Release issued by PrimeWest Energy Trust dated February 13, 2003 regarding the closing of the previously announced financing.  The news release is attached hereto as Exhibit H.

9.

News Release issued by PrimeWest Energy Trust dated March 14, 2003 regarding the distribution declaration for April and the second quarter distribution level.  The news release is attached hereto as Exhibit I.

10.

News Release issued by PrimeWest Energy Trust dated April 14, 2003 regarding the distribution declaration for May.  The news release is attached hereto as Exhibit J.

11.

News Release issued by PrimeWest Energy Trust dated May 7, 2003 regarding a private placement debt financing.  The news release is attached hereto as Exhibit K.

12.

News Release issued by PrimeWest Energy Trust dated May 13, 2003 regarding the June distribution declaration.  The news release is attached hereto as Exhibit L.

4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:

________________

Name:

Dennis G. Feuchuk

Title:        Vice President, Finance &

               Chief Financial Officer

Date: August 20, 2003

5

EXHIBIT A THROUGH L ATTACHED

January 8, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Appoints Glen Russell to Board of Directors

CALGARY (TSX: PWI.UN, PWX; NYSE: PWI) - PrimeWest Energy Trust today announced that its Board of Directors has appointed W. Glen Russell to the Board.

Mr. Russell is a management consultant with over 30 years of experience in the oil and gas industry. As a consultant, Mr. Russell provides services to energy and technology businesses and served as Executive Advisor to CIBC World Markets providing advisory services on over $4 billion of transactions. Previously, Mr. Russell was President and Chief Operating Officer of Chauvco Resources Ltd. and before that, Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited.

Mr. Russell is a Professional Engineer and is a graduate of the University of Manitoba with a Bachelor of Science in Mechanical Engineering.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

January 8, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Announces Distribution Level for First Quarter 2003

CALGARY (TSX: PWI.UN, PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces its monthly distribution level will be maintained at 40 cents Canadian per trust unit for the first quarter, subject to revision should there be an unanticipated material change in expected cash flow during this time period:

                                 Ex Distribution                                                  Distribution

Record Date                    Date                  Distribution Date           per unit ($Can)

January 31, 2003     January 29, 2003      February 14, 2003               $0.40

February 28, 2003   February 26, 2003    March 14, 2003                   $0.40

March 31, 2003       March 27, 2003       April 15, 2003                      $0.40

During 2002, PrimeWest delivered a 19.5% total return to unitholders, compared to a loss of 12.4% for the S&P/TSX Composite Index and a gain of 16.2% for the S&P/TSX Oil and Gas Producers Index.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

January 17, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Energy Trust maintains monthly distribution level

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 40 cents Canadian per trust unit payable on February 14th, 2003, to all unitholders of record on January 31st, 2003.  The ex-distribution date is January 29th, 2003.

Including the regular 40 cent per unit distribution payable in February, PrimeWest will have paid a cumulative total of $36.32 per trust unit since inception in October 1996.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

January 23, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Closes Natural Gas Property Acquisitions and Provides Operating Outlook for 2003

CALGARY (TSX: PWI.UN, PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces the closing of the previously announced (November 25th, 2002) transaction to purchase certain natural gas and crude oil properties located primarily in the Caroline and Peace River Arch areas of Alberta. The 2002 exit production rate for these properties was approximately 6,800 barrels of oil equivalent (BOE) per day (natural gas converted to BOE on a 6:1 basis), approximately 83% weighted to natural gas.  This acquisition was effected through a wholly-owned subsidiary of PrimeWest Energy Inc. and closed on January 23rd, 2003 for a purchase price of approximately $206 million, net of closing adjustments.  Of the purchase price, approximately $191 million is attributable to natural gas and oil reserves and approximately $15 million is attributable to certain natural gas processing midstream assets.

In addition to this transaction, on December 18th, 2002, PrimeWest also closed the smaller Caroline asset acquisition previously announced on October 28th, 2002.  An additional asset swap was also closed on December 20th, 2002, which permits PrimeWest to further consolidate its interest in the Thorsby area, while at the same time disposing of a number of small non-core holdings.

2003 Operating Outlook

PrimeWest provides the following operating and financial outlook information for the full year 2003.  Please refer to the qualifying statement later in this news release which relates to the risks and uncertainties related to forward-looking or outlook information.

•

  Production - an average of approximately 36,000 BOE per day

  Operating costs - approximately $5.50 per BOE

  Capital expenditures - $70 to $100 million, the final expenditure amount being dependent upon natural gas and crude oil commodity prices and acquisition activities.  Of this amount, approximately $20 million will be expended on the Caroline and Peace River Arch properties.

  Estimated apportionment of distributions to unitholders for tax purposes:

  Canadian residents: 55% other income, 45% return of capital

  U.S. residents: 55% dividends, 45% return of capital

January 23, 2003

Forward-Looking Information - Caution

This news release contains forward-looking or outlook information that represents management's view of PrimeWest's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, including but not limited to production volumes, natural gas, crude oil, and NGL commodity prices, operating, G &A and capital costs, and PrimeWest’s future economic performance.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause PrimeWest's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.  These risks and uncertainties include, among other things, the risks and uncertainties described in PrimeWest's filings with the Canadian and U.S. securities authorities.  Accordingly, PrimeWest unitholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

January 23, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Announces $128.75 Million Bought Deal Financing

CALGARY (TSX: PWI.UN, PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) announced today that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital and CIBC World Markets Inc., and including BMO Nesbitt Burns Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial, Canaccord Capital Corporation, Dundee Securities Corporation and Yorkton Securities Inc., five million Trust Units at $25.75 per Trust Unit to raise gross proceeds of $128.75 million on a bought deal basis.  PrimeWest has granted the underwriters an option, exercisable in whole or in part prior to closing, to acquire up to an additional one million Trust Units at the same offering price.  Should this option be fully exercised, the total gross proceeds of the issue would be $154.5 million.

The issue will be a bought underwritten public issue in all provinces of Canada by way of a short form prospectus and in the U.S. via Rule 501 (a)(1), (2), (3), or (7) and internationally as permitted.  Closing is expected to occur on or about February 13, 2003, and as such purchasers of this offering will not be eligible to receive the $0.40 distribution payable on February 14, 2003 to unitholders of record on January 31, 2003.

The net proceeds of the issue are expected to be used to repay outstanding indebtedness incurred through the acquisition of the Caroline and Peace River Arch properties, capital expenditures, and for general corporate purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in the United States.  The securities may not be offered or sold in the United States absent registration under the U.S. securities laws or an exemption from the registration requirements of such laws, and any public offering of the securities to be made in the United States will be made by means of a prospectus that may be obtained from PrimeWest and will contain detailed information about the company and management, as well as financial statements.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TS under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

February 4, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Announces Exercise of Underwriters’ Option

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - CALGARY (TSX: PWI.UN, PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) announced today that pursuant to the terms of its previously announced financing, the underwriters have exercised the option to acquire an additional 1,000,000 trust units at a price of Cdn $25.75 per unit, increasing the gross proceeds of this offering from $128.75 million to $154.5 million.

The net proceeds of the issue will be used to reduce outstanding indebtedness incurred through the acquisition of the Caroline and Peace River Arch properties.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the trust units in the United States.  The trust units will not be and have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and in the New York Stock Exchange (NYSE) under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

February 12, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Announces Closing of Bought Deal Financing

CALGARY (TSX: PWI.UN; PWX; NYSE:  PWI) - PrimeWest Energy Trust ("PrimeWest") today announced the closing of the previously announced equity financing of 6,000,000 Trust Units, at $25.75 per Trust Unit, for total gross proceeds of $154,500,000.

The underwriting syndicate was led by Scotia Capital Inc. and CIBC World Markets Inc., and included BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Dundee Securities Corporation and Yorkton Securities Inc.

The net proceeds of the issue will be used initially to reduce the indebtedness of PrimeWest under its credit facility, including approximately $206,100,000 of indebtedness that had been incurred in connection with the recent acquisition by PrimeWest of two private Canadian exploration and production companies with properties in the Caroline and Peace River Arch areas of Alberta.

The trust units have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders. Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange (NYSE) under the symbol "PWI". Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com

o

February 13, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Energy Trust maintains monthly distribution level and announces renewal of Small Unitholder Program

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 40 cents Canadian per trust unit payable on March 14th, 2003, to all unitholders of record on February 28th, 2003.  The ex-distribution date is February 26th, 2003.

PrimeWest also announces that its Small Unitholder Program for registered Unitholders and beneficial owners of 99 or fewer PrimeWest Trust Units, which is due to expire at 4:30 P.M. (Calgary time) on February 14th, 2003 is being renewed for an additional three month period to expire May 15th, 2003 at 4:30 P.M. (Calgary time).  This voluntary program enables eligible Unitholders holding 99 or fewer Trust Units  (on a post-consolidation basis) as of July 31st, 2002 to sell all, but not less than all, of their Trust Units or purchase additional Trust Units to raise their total holdings to 100 Trust Units, without paying a brokerage commission.

Information about the Program and participation documents have previously been mailed to all eligible Unitholders.  ComputerShare Trust Company of Canada has been retained to manage the program.  Any questions regarding the program should be directed to ComputerShare’s toll-free number at 1-800-564-6253.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

o

March 14, 2003

Bill Rowe

Vice President

Investor Relations and Planning

 403-699-7361

George Kesteven

Manager, Investor Relations

403-699-7367

Cindy Gray

Investor Relations Advisor

403-699-7356

Toll-free

1-877-968-7878

e-mail

investor@primewestenergy.com

PrimeWest Energy Trust maintains monthly distribution level, announces second quarter distributions and updates guidance

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 40 cents Canadian per trust unit payable on April 15th, 2003, to all unitholders of record on March 31st 2003.  The ex-distribution date is March 27th, 2003.

PrimeWest also announces that its monthly distribution level will be maintained at 40 cents Canadian per trust unit for the second quarter, subject to revision should there be an unanticipated material change in expected cash flow during this time period:

"One of PrimeWest’s objectives is to establish a stable distribution level throughout commodity price cycles.  Maintaining the 40 cent distribution for the first half of 2003 results in 18 consecutive months of distributions at this level.  Given the recent increases in commodity prices, this distribution level represents a more conservative payout ratio for PrimeWest," noted Don Garner, President and CEO.

Due to weather related delays impacting winter drilling in Northern Alberta, and operational disruptions caused by cold weather in the Roxana area, production for the first quarter of 2003 is estimated to be 34,000 BOE per day.  Production volumes for the calendar year 2003 are now estimated to be in the range of 34,500 to 35,500 BOE per day, compared to our previous estimate of 36,000 BOE/day.  As a result of this revised production level and higher than anticipated power costs, annual operating expenses are expected to change from our previous estimate of $5.50 per BOE, to a range of $6.00 to $6.50 per BOE.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION LEVEL AND ANNOUNCES FIRST QUARTER RELEASE DATE APRIL 14, 2003 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 40 cents Canadian per trust unit payable on May 15th, 2003, to all unitholders of record on April 30th 2003.  The ex-distribution date is April 28th, 2003.

First Quarter Results, Conference Call and Webcast

PrimeWest will be releasing its first quarter financial and operating results on April 28, 2003 after market closes.  A conference call and Webcast for interested analysts, brokers, investors and media representatives will be held regarding the results at 9:00 a.m. MDT (11:00 a.m. EDT) on Tuesday, April 29, 2003.

Callers may dial 1-800-814-4853 a few minutes prior to start and request the PrimeWest conference call.  The call also will be available for replay by dialing 1-877-289-8525 and entering passcode 246138 followed by the pound (#) key.

Interested users of the Internet are invited to listen to the live webcast at  http://www.newswire.ca/webcast/viewEventCNW.html?eventID=510180 and/or replay or access the Web cast at the PrimeWest Web site, www.primewestenergy.com.

A Webcast of President and CEO, Don Garner's presentation at the CIBC World Markets Energy Trust conference will be available on PrimeWest’s Web site on Tuesday, April 15, at 10:30 am EDT.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825

PRIMEWEST ENERGY TRUST ANNOUNCES U.S. PRIVATE PLACEMENT DEBT FINANCING MAY 7, 2003 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announced that it has entered into a private placement debt financing for U.S.$125 million of secured notes.  The private placement offering to U.S. institutional investors was led by Merrill Lynch & Co. as advisor and sole placement agent.

The notes have a seven-year term with an effective five and a half year average life at a coupon rate of 4.19%.  Principal is repayable over four equal annual installments beginning at the end of the fourth year.  The net proceeds from the offering will be used to repay a portion of the current outstanding bank debt.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825

PRIMEWEST ENERGY TRUST MAINTAINS MONTHLY DISTRIBUTION LEVEL MAY 13, 2003 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) today announces a cash distribution of 40 cents Canadian per trust unit payable on June 13th, 2003, to all unitholders of record on May 30th 2003.  The ex-distribution date is May 28th, 2003.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825